

Dmytrii H. · 3rd

Co-Founder at Camdog Inc

Kiev, Ukraine · Contact info

77 connections

Camdog Inc.

STEP Computer Academy

Experience

Chief Technical Officer

Camdog Inc. · Full-time

Jan 2019 – Present · 2 yrs 11 mos

Claymont, Delaware

Cloud-based video surveillance system which uses artificial intelligence for protecting your own things or buildings by only IP cameras and an account at camdog.ai. For example you have a caffe and you sometimes don't know who broke into your caffe at night when you aren't there. You need any IP camera and just sign up on the site, set up your camera and set a protection. "Machines are watching for you" - This is reality.
We provide such kinds of detection:
- Object detection
- Human detection ...see more



Camdog — your home security agency

Senior .NET Engineer

Pro Vision Lab · Full-time

Jan 2016 – Jan 2019 · 3 yrs 1 mo

Kiev Region, Ukraine

Pro Vision Casino — Interactive camera tracking system at the casino. The system is meant for owners of casino who want to maximize the work quality their subordinates and to be safe from cheaters. We can find cheaters, too drunk people and the luckiest people in casino games. It has a database of clients so conducts game analytics, analytics of the vi ...see more

Engineer Software

Antonov ASTC · Full-time

Jan 2015 – Jan 2016 · 1 yr 1 mo

Украина, Киев

I developed and supported high-loaded system analytics, workflow, specification construction, web services, code documentation and building software architecture.
I used such thechnologies as
- .NET (v3.5, v4.0, v4.5 and upper) ...see more

Education

STEP Computer Academy

Bachelor of Software Development, Software Development, 10.4

2012 – 2015

Make homework, there was an opportunity to earn on freelance.